CERTIFICATE OF QUALIFIED PERSON

Conrad E. Huss

As a co-author of this report on certain mineral properties of Western Copper Corp; in the Yukon Territory of Canada, I Conrad E. Huss, PE., Ph.D., of M3 Engineering & Technology Corporation, 2051 W. Sunset Rd. Suite 101, Tucson, AZ, 85704, do hereby certify that:

1. I am employed by and carried out this assignment for M3 Engineering & Technology Corporation, 2051 W. Sunset Rd. Suite 101, Tucson, AZ, 85704

2. This certificate applies to the Technical Report titled "Technical Report, Casino Project Pre-Feasibility Study Update, Yukon Territory, Canada", dated April 29, 2011:

3. I hold the following, academic qualifications:

   B. S., Mathematics, B.A., English, University of Illinois
   M. S., Engineering Mechanics, University of Arizona.
   Ph.D., Philosophy in Engineering Mechanics, University of Arizona

4. I am a Professional Engineer in good standing in the State of Arizona in the areas of Civil and in Structural engineering. I am also registered as a professional engineering in the States of California, Maine, Minnesota, Missouri, Montana, New Mexico, Oklahoma, Oregon, Texas, Utah and Wyoming.

5. I have worked as an engineer for a total of 42 years since my graduation from the University of Illinois. I have taught at the University level part-time for 5 years and as an assistant professor for one year.

6. I am familiar with NI 43-101 and. by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-10 I.

7. I have read NI 43-101 and this technical report has been prepared in compliance with the instrument.

8. I am responsible for the commercial results presented in this report and the overall editing. I find the various contributions to have been carried out in a professional manner.

9. I am independent of the parties involved in the transaction for which this report is required using the tests in section 1.4 of NI43 101;

10. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading;

11. I consent to the filing of this report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 29th day of April, 2011

Conrad E. Huss, P.E., Ph. D.